June 25, 2014

Ms. Valerie J. Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  AdvisorShares Trust (the “Registrant)

        File Nos. 333-157876 and 811-22110

Dear Ms. Lithotomos:

This letter responds to comments conveyed to my colleague Erica Zong Evenson on May 19, 2014, relating to the Registrant’s Post-Effective Amendment No. 93 (“PEA No. 93”) filed on April 11, 2014 for the purpose of registering shares of the AdvisorShares Pacific Asset Enhanced Floating Rate ETF (the “Fund”). For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as contained in PEA No. 93.

Prospectus

(1)           Comment. Please confirm that the Fund, as described in PEA No. 93, is consistent with the Registrant’s exemptive relief.

                Response. The Registrant confirms that the Fund, as described in PEA No. 93, is consistent with the Registrant’s exemptive relief issued on May 28, 2010 (File No. 812-13677).

(2)           Comment. Please explain the meaning of the term “Enhanced” as used in the Fund’s name.

                Response. As described in the Fund’s prospectus, the term “Enhanced” refers to the possible use of leverage to enhance potential return.

(3)          Comment. We note that footnote (b) to the fee table refers to acquired fund fees and expenses, but that there is no corresponding line item in the table. Please confirm that the Fund’s investments in underlying funds will not exceed 0.01% of average net assets of the Fund.

                Response. Although the Fund may invest in underlying funds, it does not expect such investments to exceed 0.01% of average net assets of the Fund.

(4)           Comment. Please confirm that the Fund’s expense limitation agreement will continue in effect for over a one-year period.

                Response. As noted in footnote (b), the expense limitation agreement will continue for at least one year from the date of the prospectus.

June 25, 2014

5.	Comment. Please confirm that the “1 Year” example number in the “Fees and Expenses of the Fund” section will include the Fund’s expenses for the first year of operations.

Response. The Registrant confirms that the “1 Year” example number will include the expenses related to the first year of operations.

6.	Comment. We note that the second paragraph in the “Principal Investment Strategies” section refers to instruments that “may have a right to payment that is senior to most other debts of the borrowers” and are “second in line” in terms of prepayment priority. Please clarify the disclosure to explain which other types of instruments may receive prepayment priority over such instruments.

Response. The disclosure has been clarified.

7.	Comment. In the second paragraph under “Principal Investment Strategies,” please augment the disclosure with respect to second lien loans and the pledge to collateral to summarize the Fund’s buy/sell strategy, rather than simply listing types of securities.

Response. The requested disclosure has been added.

8.	Comment. Please explain how the Fund will employ leverage.

Response. As noted in the “More Information About the Fund’s Principal Investment Strategies” section, the Fund may use leverage by borrowing money, normally on a floating rate basis. This disclosure has been added to the prospectus’s “Principal Investment Strategies” section.

9.	Comment. Please move the sentence about below investment grade securities, which is currently at the end of the second paragraph under “Principal Investment Strategies,” to the top of the paragraph.

Response. The requested change has been made.

10.	Comment. We note that the Fund’s prospectus describes investments in derivative instruments. Please enhance the disclosure to more specifically describe the Fund’s holdings in and use of derivatives in order to be consistent with the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal and Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response. The disclosure has been enhanced.

June 25, 2014

11.	Comment. Please disclose how much notice shareholders will receive in the event of a change to the Fund’s investment objective.

Response. The Fund has not adopted a notice policy nor is it required to disclose a notice policy. Generally, however, the Fund will attempt to provide shareholders with 30 to 60 days’ notice of any material changes to the Fund’s investment objective.

12.	Comment. We note that the Fund’s sub-adviser’s selection process is described under the “More Information About the Fund’s Principal Investment Strategies” section. Please include a summary of such disclosure in the prospectus’s summary section.

Response. The requested disclosure has been added.

13.	Comment. We note that disclosure with respect to the Fund’s use of leverage by borrowing money is described under the “More Information About the Fund’s Principal Investment Strategies” section. Please include a summary of such disclosure in the prospectus’s summary section.

Response. The requested disclosure has been added.

14.	Comment. Please confirm whether the Fund will invest in the securities of Russia and/or Ukraine as a part of its principal investment strategies.

Response. The Registrant confirms that the Fund does not intend to invest in the securities of Russia and/or Ukraine as a part of its principal investment strategies.

Statement of Additional Information

15.	Comment. We note that the first paragraph under the “Futures and Options Transactions-- Futures and Options on Futures” section states that the Fund’s adviser is not deemed to be a commodity pool operator (“CPO”). Please include an explanation clarifying why the adviser is not deemed to be a CPO.

Response. The disclosure has been clarified.

16.	Comment. The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response. The Registrant is aware that such future guidance could be issued.

June 25, 2014

17.	Comment. Please confirm whether any performance-based fees will be charged with respect to the Fund.

Response. The Registrant confirms that no performance-based fees will be charged with respect to the Fund.

18.	Comment. Please disclose whether or not shareholders pay a redemption fee.

Response. The SAI currently discloses that shareholders who redeem shares directly with the Trust will be charged a Redemption Transaction Fee.

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The Registrant hereby acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iv) the Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely, /s/ Magda El Guindi-Rosenbaum Magda El Guindi-Rosenbaum
cc:	Dan Ahrens